
annual report fiscal 2001
CHICO'S®

A Message from our CEO to our Shareholders

Fiscal 2001 was by far our best year in terms of financial, operational and management accomplishments. The strength of our financial position and the hiring of key management have positioned us to set very aggressive goals for fiscal 2002. First, I'd like to briefly review highlights of fiscal 2001 performance and events. Then I will set out some of our goals for this fiscal year.

Fiscal 2001 resulted in another banner year of growth in sales and earnings. Sales increased by over 45% to $378.1 million, while earnings grew by over 48% to $42.2 million, or $1.01 per share, versus $0.69 in the prior year (with the per share numbers adjusted for our two 3-for-2 stock splits during fiscal 2001). Excluding the third quarter of last year, during which our country endured the dreadful terrorist attacks, we have had 16 consecutive quarters with net income increasing by at least 50%. Our gross margins, which had been flat year over year in fiscal 2000, improved in fiscal 2001 to 59.3% from 58.1%, and our cash position (including marketable securities) at the end of fiscal 2001 climbed to $53.8 million from $18.1 million at the end of fiscal 2000. Our continued focus on inventory controls and inventory flow resulted in inventories climbing only 18.6% to $28.9 million while book value rose by $58.2 million to $143.5 million.

Let me put this past year in a slightly different perspective. As I look back, I see a company that went public in 1993 with annual sales of $32.5 million and at an offering price, after adjusting for all of our stock splits, of $1.56. In fiscal 2001 there were five separate months in which the sales in each such month exceeded the annual sales for the entire year in 1993, and our stock price hit an all time high of $37.25 earlier this year.

We initiated television advertising in late February 2001 with great success. During this past fiscal year we almost doubled our database of current and prospective Chico's customers from 1,060,000 to approximately 2,000,000. Our permanent Passport membership grew from 220,000 members in February 2001 to almost 400,000 in February 2002. We increased the catalog mailings to 12 with a total circulation of 13.1 million in fiscal 2001, from 9 catalog mailings with a total circulation of 7.2 million in fiscal 2000. With over 25 million women in our customer demographics, we have every reason to believe that Chico's Passport Club is in its infancy in terms of its growth potential.

We are particularly pleased with accomplishing a number of operational initiatives during fiscal 2001 that should help set the stage for our further growth. Chico's rolled out a real time point of sale system with improved functionality and capability. The company restructured its outlet division to enable us to liquidate substantially larger quantities of merchandise at higher margins. We held a very successful second annual analyst open house at our headquarters offices in Fort Myers, and held our first annual vendor summit, further solidifying our relations with our key manufacturers and suppliers.

Fiscal 2001 launched our bridge to a billion infrastructure initiative that we believe will allow us to handle a billion dollars plus in annual sales. This initiative is designed to greatly enhance product development, sourcing and production planning and allocation, merchandise distribution, financial management, and store operations. We began fiscal 2002 with the acquisition of a 230,000 square foot distribution facility outside of Atlanta, Georgia. This facility, combined with state-of-the-art material handling equipment and distribution center management software, should be in operation by early 2003.

Our current plan is to have approximately 375 stores by the end of fiscal 2002. Although we still can't pinpoint the exact number of Chico's stores that is the optimal number for the U.S. market as a whole, we see the potential for continued growth in the number of Chico's stores for many years. At the same time, we are always looking for other opportunities that would enable us to take full advantage of our core competencies. Beginning in fiscal 2001, we have been actively testing product in women's apparel that would be aimed at a customer in a somewhat younger age bracket and with a slightly more moderate income level. These tests have resulted in what we believe will be a new concept store that has the potential to be rolled out nationwide. At this point, we expect to introduce this new concept on a test basis beginning in early fiscal 2003. The plan is for the new concept to have an entirely different name, a unique and different store look, a different store location strategy, and, as described above, a somewhat different customer focus. The goal is to create a successful new store concept without competing with, or detracting from, the Chico's brand. We are excited to begin the test phase of this new concept.

As always, we are committed to our customer. Our commitment is to provide her with quality and value that make her look and feel good.

We at Chico's see tremendous opportunities still available to us. We believe that we remain at the beginning of our journey. We will never be satisfied or complacent. We will seek to create shareholder value by striving to do a better job every day as we continue to build our brand. **As always, keep your eye on Chico's.**

Sincerely,

Marvin J. Gralnick
CEO
April 5, 2002


In fiscal 2001
there were **five separate months**
in which the sales in each
such month **exceeded**
the **annual sales** for the
entire year in 1993,
and our stock price hit
an **all time high** of $37.25
earlier this year.



contents





Financial Highlights

	FISCAL YEAR ENDED				
	February 2, 2002 (52 weeks)	**February 3, 2001 (53 weeks)**	**January 29, 2000 (52 weeks)**	**January 30, 1999 (52 weeks)**	**January 31, 1998 (52 weeks)**
	(Dollars in thousands except per share data)				
Statement of Income Data:					
Net Sales	$378,085	$259,446	$155,002	$106,742	$ 75,339
Income from Operations	67,536	45,363	24,806	15,134	4,914
Net Income	42,187	28,379	15,489	9,139	2,770
Basic Earnings Per Share [1]	1.05	0.73	0.41	0.25	0.08
Diluted Earnings Per Share [1]	1.01	0.69	0.39	0.24	0.08
Operating Data:					
Total Assets	$186,385	$117,807	$ 70,316	$ 49,000	$ 34,472
Long-Term Debt	7,944	7,158	6,839	6,713	6,703
Stockholders' Equity	143,495	85,321	52,641	34,303	21,456
# of Stores (at end of period):					
Company-owned	300	239	191	154	132
Franchised	11	11	9	8	9
Total:	311	250	200	162	141

[1] Restated to give retroactive effect for the 3 for 2 stock split payable in January 2002, the 3 for 2 stock split payable in May 2001 and the 2 for 1 stock split payable in January 2000.





Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

Since the Company opened its first store in 1983 principally selling folk art, its retail store system, now selling principally women's apparel, has grown to 311 stores as of February 2, 2002, of which 300 are Company-owned stores and 11 are franchised stores. Since 1989, the Company has de-emphasized the granting of new franchises as a strategy for growth in favor of expanding its store base by opening Company-owned stores. Where possible and practical, the Company has also acquired stores from its franchisees. Since fiscal 1997 (year ended January 31, 1998), the Company has acquired three stores from franchisees, opened 191 new Company-owned stores, and one franchisee has opened four new franchised stores. Of these new Company-owned stores, 64 were opened in fiscal 2001 (year ended February 2, 2002), 51 were opened in fiscal 2000, 40 were opened in fiscal 1999, 22 were opened in fiscal 1998 and 14 were opened in fiscal 1997. During this same time period, the Company closed 17 Company-owned stores and no franchised stores closed. The Company plans to open a minimum of 65 net new Company-owned stores in the fiscal year ending February 1, 2003 and 65 to 70 net new Company-owned stores in the next fiscal year. In addition, the Company is evaluating certain existing Company-owned store locations, including stores with leases coming up for renewal, and is considering the possibility of closing between one and three existing Company-owned stores in fiscal 2002.

RESULTS OF OPERATIONS

The following table sets forth, for each of the respective periods indicated, certain operating statement data and the percentage of the Company's net sales represented by each line item presented.

	Fiscal Year Ended (000's)					
	February 2, 2002 (52 weeks)	%	February 3, 2001 (53 weeks)	%	January 29, 2000 (52 weeks)	%
Net sales by company stores	$362,443	95.9%	$252,168	97.2%	$152,474	98.4%
Net sales by catalog and Internet	10,203	2.7	2,656	1.0	-	0.0
Net sales to franchisees	5,439	1.4	4,622	1.8	2,528	1.6
Net sales	378,085	100.0	259,446	100.0	155,002	100.0
Cost of goods sold	153,937	40.7	108,671	41.9	64,950	41.9
Gross profit	224,148	59.3	150,775	58.1	90,052	58.1
General, administrative and store operating expenses	146,611	38.8	99,757	38.4	62,133	40.1
Depreciation and amortization	10,001	2.6	5,655	2.2	3,113	2.0
Income from operations	67,536	17.9	45,363	17.5	24,806	16.0
Interest income, net	507	.1	409	.1	177	.1
Income before income taxes	68,043	18.0	45,772	17.6	24,983	16.1
Provision for income taxes	25,856	6.8	17,393	6.7	9,494	6.1
Net income	$ 42,187	11.2%	$ 28,379	10.9%	$ 15,489	10.0%

FIFTY-TWO WEEKS ENDED FEBRUARY 2, 2002 COMPARED TO THE FIFTY-THREE WEEKS ENDED FEBRUARY 3, 2001

Net Sales. Net sales by Company-owned stores for the fifty-two weeks ended February 2, 2002 (fiscal 2001 or the current period) increased by $110.3 million, or 43.7%, over net sales by Company-owned stores for the fifty-three weeks ended February 3, 2001 (fiscal 2000 or the prior period). The increase was the result of a comparable Company store net sales increase of $42.1 million, and $68.2 million additional sales from the new stores not yet included in the Company's comparable store base (net of sales of $1.8 million from six stores closed in fiscal 2001 and fiscal 2000, and net of $5.3 million sales from the additional week in the prior year versus the current year).

Net sales from the Company's call center (website and catalog sales), which began operations in late May 2000, increased by $7.5 million in the current period compared to the short year of selling in fiscal 2000.

Net sales to franchisees for the current period increased by approximately $817,000 or 17.7% compared to net sales to franchisees for the prior period. The increase in net sales to franchisees was primarily due to a net increase in purchases by the franchisees as a whole, and the opening by an existing franchisee of two additional franchised stores in fiscal 2000, net of the additional week in the prior period.

Gross Profit. Gross profit for the current period was $224.1 million, or 59.3% of net sales, compared with $150.8 million, or 58.1% of net sales, for the prior period. The increase in the gross profit percentage primarily resulted from an improvement in the Company's initial markup on goods, offset, in part, by slightly higher markdowns as a percent of sales in the current period versus the prior period. To a lesser degree, the increase in the gross profit percentage resulted from leveraging costs associated with the Company's product development and merchandising areas, which costs are included in the Company's cost of goods sold.

General, Administrative and Store Operating Expenses. General, administrative and store operating expenses increased to $146.6 million, or 38.8% of net sales, in the current period from $99.8 million, or 38.4% of net sales, in the prior period. The increase in general, administrative and store operating expenses was, for the most part, the result of increases in store operating expenses, including store compensation, occupancy and other costs associated with additional store openings and, to a lesser degree, an increase in marketing expenses. The increase in these expenses as a percentage of net sales was principally due to an increase in direct store expenses related to costs associated with the Company's new cash register rolled out in the first half of fiscal 2001 and an increase in direct marketing expenses as a percentage of net sales, comprising 3.4% of net sales in the current period, versus 2.7% of net sales in the prior period, net of leverage associated with the Company's 17.1% comparable Company store sales increase for the current period.

Depreciation and Amortization. Depreciation and amortization increased to $10.4 million, or 2.7% of net sales in the current period from $6.0 million, or 2.3% of net sales, in the prior period. The increase in depreciation and amortization was principally due to capital expenditures related to new, remodeled and expanded stores as well as capital expenditures related to the new cash registers and the addition to the Company's Headquarters facility which opened in early 2001. The increase as a percentage of net sales was principally due to the new cash registers and the Headquarters expansion.

Interest Income, Net. The Company had net interest income during the current period of approximately $507,000 versus approximately $409,000 in the prior period. The increase in net interest income was primarily a result of the Company's increased cash and marketable securities position throughout most of the year, net of decreased interest rates earned on cash and marketable securities.

Net Income. As a result of the factors discussed above, net income reflects an increase of 48.7% to $42.2 million in the current period from net income of $28.4 million in the prior period. The income tax provision represented an effective rate of 38.0% for the current and prior period.





FIFTY-THREE WEEKS ENDED FEBRUARY 3, 2001 COMPARED TO THE FIFTY-TWO WEEKS ENDED JANUARY 29, 2000

Net Sales. Net sales by Company-owned stores for the fifty-three weeks ended February 3, 2001 (fiscal 2000 or the current period) increased by $99.7 million, or 65.4%, over net sales by Company-owned stores for the fifty-two weeks ended January 29, 2000 (fiscal 1999 or the prior period). The increase was the result of a comparable Company store net sales increase of $52.0 million, $42.4 million additional sales from the new stores not yet included in the Company's comparable store base (net of sales of $1.1 million from six stores closed in fiscal 1999 and fiscal 2000), and $5.3 million from the additional week in the current year versus the prior year.

Net sales from the Company's call center (website and catalog sales), which began operations in late May 2000, were $2.7 million.

Net sales to franchisees for the current period increased by $2.1 million or 82.8% compared to net sales to franchisees for the prior period. The increase in net sales to franchisees was primarily due to a net increase in purchases by the franchisees as a whole, the opening by an existing franchisee of two additional franchised stores in fiscal 2000 and one additional franchised store in fiscal 1999, and the additional week in the current period versus the prior period.

Gross Profit. Gross profit for the current period was $150.8 million, or 58.1% of net sales, compared with $90.1 million, or 58.1% of net sales, for the prior period. Although the gross profit percentage showed no appreciable change in the current period versus the prior period, the Company experienced a decline in the gross margins at its seven outlet locations which was offset by a slight leverage in the Company's distribution center, product development and merchandising areas due to the Company's 34.3% comparable Company store sales increase for the current period.

General, Administrative and Store Operating Expenses. General, administrative and store operating expenses increased to $99.8 million, or 38.4% of net sales, in the current period from $62.1 million, or 40.1% of net sales, in the prior period. The increase in general, administrative and store operating expenses was, for the most part, the result of increases in store operating expenses, including store compensation, occupancy and other costs associated with additional store openings and, to a lesser degree, an increase in marketing expenses. The decrease in these expenses as a percentage of net sales was principally due to leverage associated with the Company's 34.3% comparable Company store sales increase for the current period, net of an increase in marketing expenses as a percentage of sales.

Depreciation and Amortization. Depreciation and amortization increased to $6.0 million, or 2.3% of net sales, in the current period from $3.3 million, or 2.1% of net sales, in the prior period. The increase in dollars and percentage was primarily due to capital expenditures related to the opening, remodeling and expanding of new Chico's stores, which were, on the average, 30% larger than the chain average size.

Interest Income, Net. The Company had net interest income during the current period of approximately $409,000 versus approximately $177,000 in the prior period. The increase in net interest income was primarily a result of the Company's increased cash and marketable securities position throughout most of the year, as well as improved interest rates earned on cash and marketable securities.

Net Income. As a result of the factors discussed above, net income reflects an increase of 83.2% to $28.4 million in the current period from net income of $15.5 million in the prior period. The income tax provision represented an effective rate of 38.0% for the current and prior period.











COMPARABLE COMPANY-OWNED STORE NET SALES

Comparable Company-owned store net sales increased by 17.1% for the fifty-two weeks ended February 2, 2002 when compared to the previous comparable fifty-two weeks. Comparable Company-owned store net sales data is calculated based on the change in net sales of currently open Company-owned stores that have been operated as a Company store for at least thirteen months including stores that have been expanded or relocated within the same general market area (approximately five miles).

The comparable store percentage reported above includes 45 stores that were expanded or relocated within the last 2 fiscal years by an average of 826 net selling square feet. If the stores that were expanded or relocated had been excluded from the comparable Company-owned store base (similar to new stores), the increase in comparable Company-owned store net sales would have been 15.3% for fiscal 2001 (versus 17.1%, as reported). In fiscal 2000, 1999 and 1998, the exclusion of similar expansions/relocations from the comparable Company-owned store base would have resulted in full year same store sales increases of 32.4%, 22.7% and 29.8%, respectively (versus 34.3%, 23.3%, and 30.3%, respectively, as reported). The Company does not consider this material to overall comparable store net sales and believes the inclusion of expanded stores in the comparable store net sales to be appropriate and consistent with the practice followed by the Company in prior periods and by other retailers.

The Company believes that the increase in comparable Company store net sales in the current fiscal year resulted from the continuing effort to focus the Company's product development, merchandise planning, buying and marketing departments on Chico's target customer. The Company also believes that the look, fit and pricing policy of the Company's product was in line with the needs of its target customer and that the increase in comparable store sales was also fueled by increased direct mailings of its catalog, a larger database of existing customers for such mailings, national magazine advertising that began in November 1999, television advertising that began in February 2001 and the success of the Company's preferred customer club (the "Passport Club"). To a lesser degree, the Company believes the increase was due to increased store-level training efforts associated with ongoing training programs and continuing strong sales associated with several styles of clothing produced from a related group of fabrics introduced by the Company in the fourth quarter of fiscal 1997.

The following table sets forth for each of the quarters of the previous four fiscal years, the percentage change in comparable store net sales at Company-owned stores from the comparable period in the prior fiscal year:

	Fiscal Year Ended			
	2/2/02	2/3/01	1/29/00	1/30/99
Full Year	17.1%	34.3%	23.3%	30.3%
First Quarter	27.7%	30.9%	22.6%	31.7%
Second Quarter	17.4%	34.3%	17.2%	23.0%
Third Quarter	7.0%	39.1%	26.9%	28.5%
Fourth Quarter	17.9%	32.2%	26.5%	38.5%

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary ongoing capital requirements are for funding capital expenditures for new, expanded, relocated and remodeled stores and for merchandise inventory purchases. Also, during fiscal 2002 the Company will experience the need for capital to address the acquisition of a new distribution center and various software packages as more fully described below.

During the current fiscal year (current year) and the prior fiscal year (prior year), the Company's primary source of working capital was cash flow from operations of $65.5 million and $39.2 million, respectively. The increase in cash flow from operations of $26.3 million was primarily due to an increase of $13.8 million in net income, an increase in the tax benefit of options exercised of $5.6 million, an increase of $4.4 million in depreciation and amortization and a decrease in receivables of $0.9 million versus an increase in the prior year receivables, of $1.3 million. The increase in inventories of $4.5 million for the current year slowed versus last year's increase of $9.6 million as the Company's sales in January exceeded expectations and thus reduced inventory growth year over year. The slower growth in accounts payable and accrued expenses resulted from the completion of the Company's Headquarters expansion and cash register rollout in the current year, which was in progress at the end of the prior year.

The Company invested $37.4 million in the current fiscal year for capital expenditures primarily associated with the planning and opening of new Company stores, and the remodeling/relocating/expansion of numerous existing stores. During the same period in the prior fiscal year, the Company invested $40.5 million primarily for capital expenditures associated with the opening of new Company stores, the remodeling of several existing stores, and additional expenditures for a new point-of-sale device, expansion of its office and design facilities and infrastructure associated with its Internet and catalog operations.






During the current year, eleven of the Company's current officers and one of its independent directors exercised 967,989 stock options (split adjusted for both splits in fiscal 2001) at prices ranging from $.722 to $8.5833 (split adjusted for both splits in fiscal 2001) and several employees and former employees (including former officers) exercised 321,901 options at prices ranging from $.722 to $15.3067 (split adjusted for both splits in fiscal 2001). Also during this period, the Company sold 129,886 shares of common stock (split adjusted for both splits in fiscal 2001) under its employee stock purchase plan at prices of $16.8533 and $14.7333 (split adjusted for both splits in fiscal 2001). The proceeds from these issuances of stock amounted to approximately $7.7 million.

During the current fiscal year, the Company invested $26.2 million, net, in marketable securities, paid $66,000 of existing debt and incurred approximately $78,000 of deferred finance costs related to the renewal of its existing credit line.

As more fully described in "Item 1" beginning on page 15 of the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002, the Company is subject to ongoing risks associated with imports. The Company's reliance on sourcing from foreign countries causes the Company to be exposed to certain unique business and political risks. Import restrictions, including tariffs and quotas, and changes in such tariffs or quotas could affect the importation of apparel generally and, in that event, could increase the cost or reduce the supply of apparel available to the Company and have an adverse effect on the Company's business, financial condition and/or results of operations. The Company's merchandise flow could also be adversely affected by political instability in any of the countries in which its goods are manufactured, by significant fluctuations in the value of the U.S. dollar against applicable foreign currencies and by restrictions on the transfer of funds.

During fiscal 2002, the Company acquired 52 acres of land with an existing distribution center of approximately 202,000 square feet and existing office space of 31,000 square feet. The cost of this acquisition was $7.2 million and it is anticipated that the Company will need to incur additional costs during fiscal 2002 of between $2.5 million and $4.5 million to equip and modify this facility. It is anticipated that this new facility will fully replace the existing distribution center in Ft. Myers, Florida by the first quarter of fiscal 2003. In order to secure the benefits of various governmental incentives with respect to the new distribution facility, the Company entered into a transaction with the local development authority involving a fully prepaid long-term lease and a nominally priced repurchase option exercisable by the Company at any time. The aquisition was fully funded out of the Company's available cash resources and the Company's interest in the property will be reported as an asset in the Company's balance sheet.

During fiscal 2001 the Company amended its mortgage loan agreement to extend the balloon payment on its mortgage loan from early in 2003 to early in 2012. The monthly payments were increased from $6,000 principal plus interest to $11,083 principal plus interest, beginning in February 2002. Monthly principal payments thereafter increase by 6% each February through 2011. Other terms of the mortgage remained unchanged. The Company does not anticipate obtaining any additional mortgage financing for its new or existing facilities at this time.

The Company has also signed contracts with various software vendors pursuant to which the Company will replace certain of its existing software systems, including its merchandising, financial and distribution systems, as well as implement new systems, such as global sourcing and human resources, during fiscal 2002. The Company estimates that it will incur costs of between $7 million and $9 million as capital expenditures for this project and that these packages will be fully functional in the first or second quarter of fiscal 2003. As with any major new software installation, there are various implementation risks which, if manifested, could adversely impact the Company's operations. In an effort to manage these potential risks and to help minimize the potential for such adverse impact, the implementation is expected to be carefully monitored and controlled and the Company plans to run parallel software systems until the corresponding new system has been installed and the operation thereof has been tested and demonstrated to run successfully in all material respects.

The Company plans to open a minimum of approximately 65 net Company-owned new stores in fiscal 2002, 10 of which were open as of April 19, 2002. Further, the Company plans to open between 65 and 70 net Company-owned new stores in fiscal 2003. The Company believes that the liquidity needed for its planned new store growth, continuing remodel/expansion program, acquisition and equipping of the new distribution center, installation of new software packages and maintenance of proper inventory levels associated with this growth will be funded primarily from cash flow from operations and its strong existing cash and marketable securities balances. The Company further believes that this liquidity will be sufficient, based on the above, to fund anticipated capital needs over the near-term, including scheduled debt repayments. Given the Company's existing cash and marketable securities balances and the capacity included in its bank credit facilities, the Company does not believe that it would need to seek other sources of financing to conduct its operations or pursue its expansion plans even if cash flow from operations should prove to be less than anticipated or if there should arise a need for additional letter of credit capacity due to establishing new and expanded sources of supply, or if the Company were to increase the number of new Company stores planned to be opened in future periods.

SEASONALITY AND INFLATION

Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the current or prior periods. The Company does not consider its business to be seasonal.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

This annual report contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the current views of the Company with respect to certain events that could have an effect on the Company's future financial performance. The statements address items such as future sales, gross profit expectations, planned store openings, closings and expansions, future comparable store sales, future product sourcing plans, inventory levels, planned capital expenditures and future cash needs. In addition, from time to time, the Company may issue press releases and other written communications, and representatives of the Company may make oral statements which contain forward-looking information.

These statements, including those in this annual report and those in press releases or made orally, may include the words "expects," "believes," and similar expressions. Except for historical information, matters discussed in such oral and written statements, including this annual report, are forward-looking statements. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from historical results or those currently anticipated. These potential risks and uncertainties include the financial strength of retailing in particular and the economy in general, the extent of financial difficulties that may be experienced by customers, the ability of the Company to secure and maintain customer acceptance of Chico's styles, the propriety of inventory mix and sizing, the quality of merchandise received from vendors, the extent and nature of competition in the markets in which the Company operates, the extent of the market demand and overall level of spending for women's private label clothing and related accessories, the adequacy and perception of customer service, the ability to coordinate product development with buying and planning, the ability of the Company's suppliers to timely produce and deliver clothing and accessories, the changes in the costs of manufacturing, labor and advertising, the rate of new store openings, the performance, implementation and integration of management information systems, the ability to hire, train, energize and retain qualified sales associates and other employees, the availability of quality store sites, the ability to hire and train qualified managerial employees, the ability to effectively and efficiently establish and operate catalog and Internet sales, the ability to secure and protect trademarks and other intellectual property rights, the ability to transition the Company's distribution operations to the newly acquired facility in Georgia and to effectively and efficiently integrate and operate the newly acquired facility, risks associated with terrorist activities and other risks. In addition, there are potential risks and uncertainties that are peculiar to the Company's reliance on sourcing from foreign vendors including the impact of work stoppages, transportation delays and other interruptions, political instability, foreign currency fluctuations, imposition of and changes in tariffs and import and export controls such as import quotas, changes in governmental policies in or towards foreign countries and other similar factors.

The forward-looking statements included herein are only made as of the date of this annual report. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

LITIGATION

In the normal course of business, the Company is subject to proceedings, lawsuits and other claims including proceedings under laws and government regulations relating to labor, product, intellectual property and other matters, including the matter described in Item 3 of Part I of the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at February 2, 2002, cannot be ascertained. Although these matters could affect the operating results of any one quarter when resolved in future periods and although there can be no assurance with respect thereto, management believes that after final disposition, any monetary liability or financial impact to the Company would not be material to the annual consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk of the Company's financial instruments as of February 2, 2002 has not significantly changed since February 3, 2001. The Company is exposed to market risk from changes in interest rates on its indebtedness. The Company's exposure to interest rate risk relates in part to its revolving line of credit with its bank; however, as of February 2, 2002, the Company did not have any outstanding balance on its line of credit and, given its strong liquidity position, does not expect to utilize its line of credit in the foreseeable future except for its continuing use of the letter of credit facility portion thereof. The Company's exposure to interest rate risk also relates to its $5.2 million mortgage loan indebtedness which bears a variable interest rate based upon changes in the LIBOR rate.

RECENT SEC DISCLOSURE GUIDANCE

In December 2001 and January 2002, the Securities and Exchange Commission issued financial reporting releases, FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" and FR-61, "Commission Statement About Management's Discussion and Analysis ("MD&A") of Financial Condition and Results of Operations," respectively. FR-60 focuses on the need for more discussion about critical accounting policies. FR-61 focuses on additional disclosure relating to liquidity and capital resources, including off-balance sheet arrangements and related party transactions. The extent of the Company's off-balance sheet arrangements are limited to letters of credit and operating leases for retail store space and various office equipment (see Notes 5 and 7 to the accompanying consolidated financial statements). Although the Company's interest in its new distribution facility in Georgia is nominally documented as a long term lease with a favorable continuing purchase option, the acquisition was fully funded out of the Company's available cash resources and the Company's interest in the property will be reported as an asset in the Company's balance sheet. The Company's only related party transactions are employment agreements with certain officers (see Note 6 to accompanying consolidated financial statements). The Company's critical accounting policies are disclosed in Note 1 to the accompanying consolidated financial statements.


CHICO'S

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". SFAS 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001, establishes specific criteria for the recognition of intangible assets separately from goodwill, and required unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized). SFAS 142 provides that goodwill and intangible assets which have indefinite useful lives will not be amortized but rather be tested annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to forty years.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which provides clarifications of certain implementation issues within SFAS 121, along with additional guidance on the accounting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS 121 and applies to all long-lived assets (including discontinued operations) and consequently amended APB 30 "Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 develops one accounting model (based on the model in SFAS 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues.

SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 142 beginning February 3, 2002. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years.

The Company does not anticipate that the adoption of SFAS No. 142, 143, and 144 beginning February 3, 2002 will have a material effect on the Company's financial position or results of operations.

TRADING AND DIVIDEND INFORMATION

The following table sets forth, for the periods indicated, the range of high and low closing sale prices for the Common Stock, as reported on the New York Stock Exchange and Nasdaq National Market System. [(1)]

FOR THE FISCAL YEAR ENDED FEBRUARY 2, 2002	**High** [(2)]	**Low** [(2)]
Fourth Quarter (November 4, 2001 – February 2, 2002)	$30.58	$17.00
Third Quarter (August 5, 2001 – November 3, 2001)	26.00	13.67
Second Quarter (May 6, 2001 – August 4, 2001)	25.67	17.33
First Quarter (February 4, 2001 – May 5, 2001)	20.89	13.72
FOR THE FISCAL YEAR ENDED FEBRUARY 3, 2001	**High** [(2)]	**Low** [(2)]
Fourth Quarter (October 29, 2000 – February 3, 2001)	$19.33	$7.72
Third Quarter (July 30, 2000 – October 28, 2000)	17.78	12.33
Second Quarter (April 30, 2000 – July 29, 2000)	13.00	7.25
First Quarter (January 30, 2000 – April 29, 2000)	9.67	3.92

[(1)] On April 11, 2001, the Company commenced its trading on the New York Stock Exchange.
[(2)] Adjusted for the 3 for 2 stock split payable in January 2002, the 3 for 2 stock split payable in May 2001 and the 2 for 1 stock split payable in January 2000.

The Company does not intend to pay any cash dividends for the foreseeable future and intends to retain earnings, if any, for the future operation and expansion of the Company's business. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors.

The approximate number of equity security holders of the Company is as follows:

Title of Class	Number of Record Holders As of April 19, 2002
Common Stock, par value $.01 per share	662












Report of Independent Certified Public Accountants

To Chico's FAS, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Chico's FAS, Inc. (a Florida corporation) and subsidiaries as of February 2, 2002, and February 3, 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chico's FAS, Inc. and subsidiaries as of February 2, 2002, and February 3, 2001, and the results of their operations and their cash flows for the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP

Tampa, Florida,
March 4, 2002

CHICO'S FAS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS	February 2, 2002	February 3, 2001
CURRENT ASSETS:		
Cash and cash equivalents	$ 13,376,864	$ 3,914,118
Marketable securities	40,428,675	14,221,520
Receivables, less allowances of $293,000 and $155,000 for sales returns, respectively	2,083,470	2,998,910
Inventories	28,905,066	24,394,162
Prepaid expenses	3,796,798	2,254,349
Deferred taxes	4,400,000	3,003,000
Total current assets	92,990,873	50,786,059
PROPERTY AND EQUIPMENT:		
Land and land improvements	2,870,111	2,861,582
Building and building improvements	12,424,784	11,693,884
Equipment, furniture and fixtures	41,752,754	28,083,542
Leasehold improvements	57,259,004	37,559,359
Total property and equipment	114,306,653	80,198,367
Less accumulated depreciation and amortization	(23,000,701)	(14,613,356)
Property and equipment, net	91,305,952	65,585,011
DEFERRED TAXES	1,166,000	747,000
OTHER ASSETS, net	922,535	688,547
	$ 186,385,360	$ 117,806,617
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 18,054,137	$ 13,751,762
Accrued liabilities	16,585,157	11,299,352
Current portion of debt and lease obligations	306,876	276,410
Total current liabilities	34,946,170	25,327,524
DEBT AND LEASE OBLIGATIONS, excluding current portion	7,944,259	7,157,852
Total liabilities	42,890,429	32,485,376
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value; 100,000,000 shares authorized and 40,790,659 and 39,373,585 shares issued and outstanding, respectively	407,907	393,736
Additional paid-in capital	34,634,396	18,717,087
Retained earnings	108,350,203	66,163,172
Accumulated other comprehensive income	102,425	47,246
Total stockholders' equity	143,494,931	85,321,241
	$ 186,385,360	$ 117,806,617

The accompanying notes are an integral part of these consolidated balance sheets.





CHICO'S FAS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended February 2, 2002	Fiscal Year Ended February 3, 2001	Fiscal Year Ended January 29, 2000
NET SALES BY COMPANY STORES	$ 362,443,217	$ 252,168,208	$ 152,473,637
NET SALES BY CATALOG AND INTERNET	10,202,908	2,656,156	—
NET SALES TO FRANCHISEES	5,439,215	4,621,532	2,528,644
Net sales	378,085,340	259,445,896	155,002,281
COST OF GOODS SOLD	153,937,579	108,670,577	64,949,930
Gross profit	224,147,761	150,775,319	90,052,351
GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES	146,610,788	99,757,264	62,133,580
DEPRECIATION AND AMORTIZATION	10,001,087	5,654,582	3,112,997
Income from operations	67,535,886	45,363,473	24,805,774
INTEREST INCOME, net	507,145	408,146	177,606
Income before income taxes	68,043,031	45,771,619	24,983,380
INCOME TAX PROVISION	25,856,000	17,393,000	9,494,000
Net income	$ 42,187,031	$ 28,378,619	$ 15,489,380
PER SHARE DATA:			
Net income per common share – basic	$ 1.05	$ .73	$ .41
Net income per common and common equivalent share – diluted	$ 1.01	$ .69	$ .39
Weighted average common shares outstanding – basic	40,182,675	39,041,893	38,120,023
Weighted average common and common equivalent shares outstanding – diluted	41,889,168	40,832,697	39,782,335

The accompanying notes are an integral part of these consolidated statements.










CHICO'S FAS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional		Accumulated Other	
	Shares	Par Value	Paid-in Capital	Retained Earnings	Comprehensive (Loss) Income	Total
BALANCE, January 30, 1999	37,768,572	$ 377,685	$ 11,630,175	$ 22,295,173	$ —	$ 34,303,033
Net income for the fiscal year ended January 29, 2000	—	—	—	15,489,380	—	15,489,380
Unrealized loss on marketable securities, net	—	—	—	—	(24,334)	(24,334)
Comprehensive income						15,465,046
Issuance of common stock	770,634	7,707	1,740,956	—	—	1,748,663
Tax benefit of stock options exercised	—	—	1,124,000	—	—	1,124,000
BALANCE, January 29, 2000	38,539,206	385,392	14,495,131	37,784,553	(24,334)	52,640,742
Net income for the fiscal year ended February 3, 2001	—	—	—	28,378,619	—	28,378,619
Unrealized gain on marketable securities, net	—	—	—	—	71,580	71,580
Comprehensive income						28,450,199
Issuance of common stock	834,379	8,344	1,534,800	—	—	1,543,144
Stock option compensation	—	—	70,156	—	—	70,156
Tax benefit of stock options exercised	—	—	2,617,000	—	—	2,617,000
BALANCE, February 3, 2001	39,373,585	393,736	18,717,087	66,163,172	47,246	85,321,241
Net income for the fiscal year ended February 2, 2002	—	—	—	42,187,031	—	42,187,031
Unrealized gain on marketable securities, net	—	—	—	—	55,179	55,179
Comprehensive income						42,242,210
Issuance of common stock	1,417,074	14,171	7,688,665	—	—	7,702,836
Stock option compensation	—	—	44,644	—	—	44,644
Tax benefit of stock options exercised	—	—	8,184,000	—	—	8,184,000
BALANCE, February 2, 2002	40,790,659	$ 407,907	$ 34,634,396	$ 108,350,203	$ 102,425	$ 143,494,931

The accompanying notes are an integral part of these consolidated statements.






CHICO'S FAS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	FISCAL YEAR ENDED February 2, 2002	FISCAL YEAR ENDED February 3, 2001	FISCAL YEAR ENDED January 29, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 42,187,031	$ 28,378,619	$ 15,489,380
Adjustments to reconcile net income to net cash provided by operating activities —			
Depreciation and amortization, cost of goods sold	405,787	323,162	194,542
Depreciation and amortization, other	10,001,087	5,654,582	3,112,997
Stock option compensation	44,644	70,156	—
Deferred tax benefit	(1,816,000)	(606,000)	(746,000)
Tax benefit of options exercised	8,184,000	2,617,000	1,124,000
Deferred rent expense, net	882,873	406,971	238,498
Loss from disposal of property and equipment	1,445,078	393,970	354,498
Decrease (increase) in assets —			
Receivables, net	915,440	(1,292,249)	(557,583)
Inventories	(4,510,904)	(9,559,362)	(4,729,647)
Prepaid expenses	(1,542,449)	(1,585,654)	(157,810)
Other assets, net	(292,305)	(109,821)	(125,270)
Increase in liabilities —			
Accounts payable	4,302,375	7,769,078	1,987,561
Accrued liabilities	5,285,805	6,706,248	913,749
Total adjustments	23,305,431	10,788,081	1,609,535
Net cash provided by operating activities	65,492,462	39,166,700	17,098,915
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of marketable securities	(56,396,476)	(30,131,458)	(14,019,861)
Proceeds from sale of marketable securities	30,244,500	29,977,045	—
Purchases of property and equipment	(37,436,496)	(40,468,993)	(15,169,791)
Net cash used in investing activities	(63,588,472)	(40,623,406)	(29,189,652)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	7,702,836	1,543,144	1,748,663
Principal payments on debt	(66,000)	(72,000)	(72,000)
Principal payments on capital lease obligations	—	—	(89,772)
Deferred finance costs	(78,080)	(81,250)	—
Net cash provided by financing activities	7,558,756	1,389,894	1,586,891
Net increase (decrease) in cash and cash equivalents	9,462,746	(66,812)	(10,503,846)
CASH AND CASH EQUIVALENTS, beginning of period	3,914,118	3,980,930	14,484,776
CASH AND CASH EQUIVALENTS, end of period	$ 13,376,864	$ 3,914,118	$ 3,980,930
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:			
Unrealized gain (loss) on marketable securities, net	$ 55,179	$ 71,580	$ (24,334)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for interest	$ 610,384	$ 893,811	$ 566,205
Cash paid for income taxes	$ 17,657,563	$ 15,839,172	$ 9,409,705

The accompanying notes are an integral part of these consolidated statements.

FEBRUARY 2, 2002

1. BUSINESS ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS ORGANIZATION

The accompanying consolidated financial statements include the accounts of Chico's FAS, Inc., a Florida corporation, and its wholly-owned subsidiaries, Chico's Distribution, Inc., Chico's Concept, Inc. and Chico's Media, Inc. (collectively, the Company). The subsidiaries were formed in February 1999. The Company operates as a specialty retailer of exclusively designed, private label casual clothing and related accessories. The Company sells its products through traditional retail stores, catalog, a small franchise network, and via the Internet at www.chicos.com. As of February 2, 2002, the Company's retail store system consisted of 311 stores located throughout the United States, 300 of which are owned and operated by the Company, and 11 of which are owned and operated by franchisees.

FISCAL YEAR

The Company has a 52-53 week fiscal year ending on the Saturday closest to January 31. The fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000, contained 52, 53 and 52 weeks, respectively.

FRANCHISE OPERATIONS

A summary of the changes in the number of the Company's franchise stores as compared to total company-owned stores as of February 2, 2002, and February 3, 2001, and for the fiscal years then ended is as follows:

	Fiscal Year Ended February 2, 2002	Fiscal Year Ended February 3, 2001
Franchise stores opened	—	2
Franchise stores in operation at fiscal year-end	11	11
Company-owned stores at fiscal year-end	300	239

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions made by management primarily impact the following key financial areas:

INVENTORY VALUATION

The Company identifies potentially excess and slow-moving inventory by evaluating turn rates and inventory levels in conjunction with the Company's overall growth rate. Excess quantities are identified through evaluation of inventory ageings, review of inventory turns and historical sales experiences, as well as specific identification based on fashion trends. Further, exposure to inadequate realization of carrying value is identified through analysis of gross margins and markdowns in combination with changes in the fashion industry.

INVENTORY SHRINKAGE

The Company estimates its expected shrinkage of inventory between physical inventory counts by assessing the chain-wide average shrinkage experience rate, applied to the related periods' sales volume. Such assessments are updated on a regular basis to reflect the most recent physical inventory shrinkage experience rates.







SALES RETURNS

The Company's policy is to honor customer refunds at all times. Returns after 30 days of the original purchase, or returns without the original receipt, qualify for store credit only. The Company will, in certain circumstances, offer full customer refunds either after 30 days or without a receipt. The Company estimates its reserve for likely customer returns based on the average refund experience in relation to sales for the related period.

RECLASSIFICATIONS

Reclassifications of certain prior-year balances were made in order to conform to current-year presentation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand and in banks with original maturities of three months or less.

MARKETABLE SECURITIES

Marketable securities are classified as available-for-sale securities and are carried at fair value, with the unrealized holding gains and losses, net of income taxes, reflected as a separate component of stockholders' equity until realized. For the purposes of computing realized and unrealized gains and losses, cost is determined on a specific identification basis.

INVENTORIES

Raw material inventories consisting of fabric of approximately $2,400,000 and $3,644,000 as of February 2, 2002, and February 3, 2001, respectively, are recorded at the lower of cost, using the first-in, first-out (FIFO) method, or market. All other inventories consist of finished clothing and accessories and are recorded at the lower of cost, using the last-in, first-out (LIFO) method, or market. If the lower of FIFO or market method had been used, inventories would have been approximately $1,578,000 and $1,153,000 higher as of February 2, 2002, and February 3, 2001, respectively, than those reported in the accompanying consolidated balance sheets. Purchasing, distribution and design costs are expensed as incurred, and are included in the accompanying consolidated statements of income as a component of cost of goods sold.

FREIGHT COSTS

The Company incurs various types of transportation and delivery costs in connection with inventory purchases and distribution of merchandise to its stores. Such costs are included as a component of the overall cost of goods sold.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Fixtures manufactured and leasehold improvements constructed by the Company are recorded at cost, which includes elements of raw materials, labor and overhead. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of the useful lives of the assets or the lease terms. The Company's property and equipment is depreciated using the following estimated useful lives:

	Estimated Useful Lives
Land and land improvements	35 years
Building and building improvements	20 – 35 years
Equipment, furniture and fixtures	2 – 10 years
Leasehold improvements	1 – 10 years

Maintenance and repairs of property and equipment are expensed as incurred, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation or amortization are eliminated from the accounts, and any gain or loss is charged to operations.

INTANGIBLE ASSETS

Other assets include intangible assets which include legal and other costs of debt financing agreements, territory rights agreements related to franchise repurchases and franchise cancellation fees for stores that were acquired by the Company, and are currently in operation as company-owned stores. Debt-financing costs are being amortized over the term of the respective debt agreement and franchise cancellation fees are being amortized over the remaining terms of the related facilities' leases. Intangible assets, net of accumulated amortization, are approximately $129,000 and $187,000 as of February 2, 2002, and February 3, 2001, respectively.












ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, including identifiable intangibles, are reviewed periodically for impairment if events or changes in circumstances indicate that the carrying amount should be addressed. The Company has determined that there has been no impairment in the carrying value of long-lived assets, as of February 2, 2002.

INCOME TAXES

The Company follows the liability method, which establishes deferred tax assets and liabilities for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50 percent probability exists that the tax benefits will actually be realized sometime in the future.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has cash and cash equivalents, marketable securities, short-term trade receivables and payables and long-term debt instruments. The carrying values of cash and cash equivalents, marketable securities, trade receivables and trade payables equal current fair value. The terms of the Company's revolving credit agreement and term loan agreement, as amended, include variable interest rates, which approximate current market rates.

REVENUE RECOGNITION

Net sales by Company stores include sales made to retail customers during the period, net of estimated customer returns. Net sales by catalog and Internet include shipments made to catalog and Internet customers during the period, net of estimated customer returns. Net sales to franchisees include merchandise shipped to franchisees, net of estimated returns.

STORE PRE-OPENING COSTS

Operating costs (including store set-up, rent and training expenses) incurred prior to the opening of new stores are expensed as incurred and are included in general, administrative and store operating expenses in the accompanying consolidated statements of income.

ADVERTISING COSTS

Costs associated with advertising are charged to expense when the advertising occurs. During the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000, advertising costs of approximately $12,816,000, $7,051,000 and $2,667,000, respectively, are included in general, administrative and store operating expenses.

STOCK-BASED COMPENSATION PLANS

As allowed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company has elected to account for its stock-based compensation plans under the intrinsic value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, compensation expense would be recorded ratably over the vesting period if the current market price of the underlying stock exceeded the exercise price. The Company has adopted the disclosure requirements of SFAS 123.

COMMON STOCK SPLITS

During the fiscal years ended February 2, 2002, and January 29, 2000, the Board of Directors (the Board) declared three common stock splits (collectively, the Stock Splits). No common stock splits were declared during the fiscal year ended February 3, 2001. On December 14, 1999, the Board declared a two-for-one stock split of the Company's common stock, payable in the form of a stock dividend on January 14, 2000, to shareholders of record as of the close of business on December 27, 1999. On April 19, 2001, the Board declared a three-for-two stock split of the Company's common stock, payable in the form of a stock dividend on May 16, 2001, to shareholders of record as of the close of business on May 2, 2001. On December 19, 2001, the Board declared a three-for-two stock split of the Company's common stock, payable in the form of a stock dividend on January 18, 2002, to shareholders of record as of the close of business on December 31, 2001. Accordingly, all historical weighted average share and per share amounts and all references to the number of common shares elsewhere in the consolidated financial statements and notes thereto have been restated to reflect the Stock Splits. Par value remains unchanged at $0.01.







NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

SFAS No. 128, "Earnings per Share" (SFAS 128), requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earnings per share (EPS) on the face of the income statement. As provided by SFAS 128, basic EPS is based on the weighted average number of common shares outstanding and diluted EPS is based on the weighted average number of common shares outstanding plus the dilutive common equivalent shares outstanding during the period.

The following is a reconciliation of the denominators of the basic and diluted EPS computations shown on the face of the accompanying consolidated statements of income as restated for the Stock Splits:

	Fiscal Year Ended February 2, 2002	Fiscal Year Ended February 3, 2001	Fiscal Year Ended January 29, 2000
Weighted average common shares outstanding – basic	40,182,675	39,041,893	38,120,023
Dilutive effect of options outstanding	1,706,493	1,790,804	1,662,312
Weighted average common and common equivalent shares outstanding – diluted	41,889,168	40,832,697	39,782,335

The following options were outstanding as of the end of the fiscal years but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares:

	Fiscal Year Ended February 2, 2002	Fiscal Year Ended February 3, 2001	Fiscal Year Ended January 29, 2000
Number of options	186,500	513,000	25,783
Exercise price	$21.33 – $26.67	$14.61 – $15.44	$7.39
Expiration date	May 23, 2010 – January 2, 2012	August 7, 2010 – October 30, 2010	October 25, 2009

NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, " Business Combinations" (SFAS 141), and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001, establishes specific criteria for the recognition of intangible assets separately from goodwill and required unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized). SFAS 142 provides that goodwill and intangible assets which have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to forty years.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which provides clarifications of certain implementation issues within SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121), along with additional guidance on the accounting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS 121 and applies to all long-lived assets including discontinued operations and consequentially amended APB Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 develops one accounting model (based on the model in SFAS 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues.

SFAS 141 is effective for all business combinations initiated after June 30, 2001, and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS 142 beginning February 3, 2002. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years.

The Company does not anticipate that the adoption of SFAS 142, 143 and 144 beginning February 3, 2002, will have a material effect on the Company's financial position or results of operations.

2. MARKETABLE SECURITIES:

Marketable securities classified as available-for-sale consist of the following:

	February 2, 2002	February 3, 2001
Municipal bonds, cost	$40,326,250	$ 14,174,274
Municipal bonds, fair value	40,428,675	14,221,520
Unrealized gain	$ 102,425	$ 47,246

During the fiscal years ended February 2, 2002, and February 3, 2001, realized gains of approximately $500 and $5,000, respectively, were recognized on sales of the Company's marketable securities and are included in interest income, net in the accompanying consolidated statements of income. At February 2, 2002, approximately 22 percent of the Company's marketable securities mature within one year, 29 percent between one and three years and the remainder by 2031.

3. ACCRUED LIABILITIES:

Accrued liabilities consisted of the following:

	Fiscal Year Ended February 2, 2002	Fiscal Year Ended February 3, 2001
Accrued payroll, bonuses and severance costs	$ 6,203,882	$ 5,568,668
Allowance for estimated customer returns, gift certificates and store credits	5,598,777	3,476,323
Other	4,782,498	2,254,361
	$16,585,157	$ 11,299,352

4. INCOME TAXES:

The Company's total income tax provision consisted of the following:

	Fiscal Year Ended February 2, 2002	Fiscal Year Ended February 3, 2001	Fiscal Year Ended January 29, 2000
Current:			
Federal	$24,394,000	$15,820,000	$9,176,000
State	3,278,000	2,179,000	1,064,000
Deferred:			
Federal	(1,603,000)	(492,000)	(635,000)
State	(213,000)	(114,000)	(111,000)
Total income tax provision	$25,856,000	$ 17,393,000	$ 9,494,000

The reconciliation of the income tax provision based on the U.S. statutory federal income tax rate (35 percent) to the Company's income tax provision is as follows:

	Fiscal Year Ended February 2, 2002	Fiscal Year Ended February 3, 2001	Fiscal Year Ended January 29, 2000
Tax expense at the statutory rate	$ 23,815,000	$ 16,020,000	$ 8,744,000
State income tax expense, net of federal tax benefit	2,041,000	1,369,000	633,000
Other	—	4,000	117,000
Total income tax provision	$ 25,856,000	$ 17,393,000	$ 9,494,000



Deferred tax assets and liabilities are recorded due to different carrying amounts for financial and income tax reporting purposes arising from cumulative temporary differences. These differences consist of the following as of February 2, 2002, and February 3, 2001:

	February 2, 2002	February 3, 2001
Assets:		
Accrued liabilities and allowances	$ 2,897,000	$ 1,810,000
Inventories	1,431,000	1,196,000
Lease obligations	1,176,000	841,000
Other	207,000	84,000
	5,711,000	3,931,000
Liabilities:		
Property and equipment	(145,000)	(108,000)
	5,566,000	3,823,000
Less valuation allowance	—	(73,000)
	$ 5,566,000	$ 3,750,000

5. DEBT AND LEASE OBLIGATIONS:

Debt and lease obligations consisted of the following:

	February 2, 2002	February 3, 2001
Line of credit	$	$ —
Mortgage Note	5,155,500	5,221,500
Deferred rent	3,095,635	2,212,762
Total debt and lease obligations	8,251,135	7,434,262
Less current portion	(306,876)	(276,410)
	$ 7,944,259	$ 7,157,852

During the fiscal year ended February 3, 2001, the Company entered into a two-year unsecured revolving credit facility (the Credit Facility), whereby the Company was able to borrow up to $25 million. The Credit Facility consisted of a $10 million line of credit and $15 million in reserves for letters of credit (see Note 7). During the fiscal year ended February 2, 2002, the Company amended the Credit Facility, to (i) increase the reserve for letters of credit from $15 million to $20 million and lower the line of credit from $10 million to $5 million and (ii) extend the Mortgage Note through February 2012, as more fully described below. All borrowings under the Credit Facility bear interest at the LIBOR rate, plus an additional amount ranging from 0.80 percent to 2.90 percent adjusted quarterly based on the Company's performance per annum (a combined 2.57 percent at February 2, 2002). The Company is also required to pay, quarterly in arrears, a commitment fee of 0.10 percent per annum on the average daily unused portion of the Line. There are no compensating balance requirements associated with the Credit Facility.

The Credit Facility contains certain restrictions regarding additional indebtedness, business operations, guaranties, transfers and sales of assets, transactions with subsidiaries or affiliates and liens. In addition, the Company must comply with certain quarterly restrictions (based on a rolling four-quarters basis) regarding net worth, leverage ratio, fixed charge coverage and current ratio requirements. The Company was in compliance with all covenants at February 2, 2002.

The Mortgage Note was financed with a bank, initially bearing interest at the bank's prime rate plus .5 percent. During the fiscal year ended February 3, 2001, in connection with the closing of the Credit Facility, the Company amended the Mortgage Note to provide that the existing indebtedness would bear interest under the same provision as that in the Credit Facility and the restrictive covenants would be modified to be the same as those in the Credit Facility. The Mortgage Note is secured by a first priority mortgage on land, land improvements and certain building and equipment. During December 2001, the Company amended the Mortgage Note to extend the balloon payment due date from 2003 to February 2012. The monthly payments were increased from $6,000 principal plus interest to $11,083 principal plus interest, beginning February 2002. Monthly principal payments thereafter increase annually by 6% each February through 2011. Other terms of the Mortgage Note remain unchanged.

On October 14, 1997, an interest rate swap (the Swap) with a notional principal amount of approximately $5,462,000 was effectuated, whereby the interest at the bank's prime rate plus .5 percent was exchanged for a fixed rate of 9 percent of the outstanding principal of the Mortgage Note. The Company incurred no additional costs associated with the Swap during the fiscal year ended January 30, 1999. The Company bought out the Swap during the fiscal year ended January 29, 2000, for approximately $8,000, which is included in general, administrative and store operating expenses in the accompanying consolidated statement of income.





Maturities of the Mortgage Note are as follows as of February 2, 2002:

Fiscal Year Ending	Amount
February 1, 2003	$ 133,001
January 31, 2004	141,626
January 29, 2005	150,811
January 28, 2006	160,591
February 2, 2007	171,006
Thereafter	4,398,465
	$ 5,155,500

Deferred rent represents the difference between actual operating lease obligations due and operating lease expense, which is recorded by the Company on a straight-line basis over the terms of its leases.

6. RELATED PARTY TRANSACTIONS:

Certain officers have entered into agreements with the Company, which provide for base salaries, annual bonuses and certain severance benefits in the event that their employment is terminated by the Company "without cause" or following a "change of control" of the Company.

7. COMMITMENTS AND CONTINGENCIES:

The Company leases retail store space and various office equipment under operating leases expiring in various years through the fiscal year ending 2012. Certain of the leases provide that the Company may cancel the lease if the Company's retail sales at that location fall below an established level, while certain leases provide for additional rent payments to be made when sales exceed a base amount. Certain operating leases provide for renewal options for periods from three to five years at their fair rental value at the time of renewal. In the normal course of business, operating leases are generally renewed or replaced by other leases.

Minimum future rental payments under noncancellable operating leases (including leases with certain minimum sales cancellation clauses described below and exclusive of common area maintenance charges and/or contingent rental payments based on sales) as of February 2, 2002, are approximately as follows:

Fiscal Year Ending	Amount
February 1, 2003	$ 23,511,000
January 31, 2004	23,096,000
January 29, 2005	21,838,000
January 28, 2006	20,104,000
February 3, 2007	17,496,000
Thereafter	49,959,000
	$ 156,004,000

As mentioned earlier, a majority of the Company's store operating leases contain cancellation clauses that allow the leases to be terminated at the Company's discretion, if certain minimum sales levels are not met within the first few years of the lease term. The Company has not historically exercised many of these cancellation clauses and, therefore, has included the full lease terms of such leases in the above table. For the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000, total rent expense under the Company's operating leases was approximately $30,818,000, $21,185,000 and $14,843,000, respectively, including common area maintenance charges of approximately $3,560,000, $2,511,000 and $1,827,000, respectively, other rental charges of approximately $3,406,000, $2,473,000 and $1,928,000, respectively, and contingent rental expense of approximately $3,431,000, $2,437,000 and $1,084,000, respectively, based on sales.

At February 2, 2002, the Company has approximately $14,432,000 in commercial letters of credit outstanding (see Note 5), which have arisen in the normal course of business due to foreign purchase commitments.

8. LITIGATION:

The Company has been named as defendant in a suit filed in September 2001 in the Superior Court for the State of California for the County of Orange. This suit, Carmen Davis vs. Chico's FAS, Inc., was filed by the plaintiff, seeking to represent all other Company assistant store managers, sales associates and hourly employees in California from September 21, 1997, to the present. The Company responded by seeking to dismiss the complaint and strike selected claims in order to either eliminate the litigation or gain greater clarity as to the basis for plaintiff's action. In response, the plaintiff filed an amended complaint on February 15, 2002, which differs in a number of material respects from the original complaint. The amended complaint alleges that the Company failed to pay overtime wages and failed to provide rest breaks and meal periods. The action seeks to be classified as a "class action" and seeks unspecified monetary damages. The Company is actively investigating the merits of this action and believes (a) that the merits of this action do not warrant class action status and (b) that it has certain defenses to the claims. The Company intends to vigorously defend the action,







including contesting the certification of the action as a class action. Nevertheless, an unfavorable outcome in this matter could have a material adverse effect on our financial condition, and any change in our labor practices that may be required as a result of this litigation could have a negative impact on our ongoing results of operations.

Chico's is not a party to any other legal proceedings, other than various claims and lawsuits arising in the normal course of the Company's business, none of which the Company believes should have a material adverse effect on its financial condition or results of operations.

9. STOCK OPTION PLANS AND CAPITAL STOCK TRANSACTIONS:

1992 Stock Option Plan

During fiscal year 1992, the Board approved a stock option plan (the 1992 Plan), which reserved approximately 928,000 shares of common stock for future issuance under the 1992 Plan to eligible employees of the Company. The per share exercise price of each stock option is not less than the fair market value of the stock on the date of grant or, in the case of an employee owning more than 10 percent of the outstanding stock of the Company and to the extent incentive stock options, as opposed to nonqualified stock options, are issued, the price is not less than 110 percent of such fair market value. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable for the first time by an employee in any calendar year may not exceed $100,000. Options granted under the terms of the 1992 Plan generally vest evenly over three years and have a 10-year term. As of February 2, 2002, approximately 288,000 nonqualified options are outstanding and approximately 639,000 have been exercised under the 1992 Plan.

1993 Stock Option Plan

During fiscal year 1993, the Board approved a stock option plan, as amended in fiscal 1999 (the 1993 Plan), which reserved approximately 4,192,000 shares of common stock for future issuance under the 1993 Plan to eligible employees of the Company. The terms of the 1993 Plan are essentially the same as the 1992 Plan. As of February 2, 2002, approximately 2,996,000 nonqualified options are outstanding and approximately 747,000 have been exercised under the 1993 Plan.

Independent Directors' Plan

In October 1998, the Board approved a stock option plan (the Independent Directors' Plan), which reserved 650,000 shares of common stock for future issuance to eligible independent directors of the Company. Options granted under the terms of the Independent Directors' Plan and these individual grants vest after six months and have a 10-year term. 222,500 shares had been granted, as of February 2, 2002, under the Independent Directors' Plan. Since 1993 and prior to adoption of the Independent Directors' Plan, four independent directors of the Company had been granted a total of 325,500 nonqualified options through individual grants at exercise prices ranging from $1.86 to $2.85. Subsequent to the adoption of the Independent Directors' Plan, three independent directors of the Company were granted 60,000 nonqualified stock options through individual grants at exercise prices equal to $8.58 per share. As of February 2, 2002, approximately 342,000 of these individual grant nonqualified options and options under the Independent Directors' Plan are outstanding and approximately 266,000 have been exercised.

Executive Officers' Supplementary Stock Option Program

During the fiscal year ended February 3, 2001, the Board approved an executive officers' supplementary stock option program (the Executive Officers' Program), which reserved 375,000 shares of common stock for future issuance to eligible executive officers of the Company. Options granted under the terms of the Executive Officers' Program vest after three years and have a 10-year term. As of February 2, 2002, all 375,000 shares have been granted under the Executive Officers' Program at exercise prices ranging from $6.80 to $10.20. Of the 375,000 shares granted, 45,000 shares were granted at exercise prices below fair market value. The granting of these shares resulted in stock compensation expense of approximately $45,000 and $70,000 being recorded in the accompanying consolidated financial statements for the fiscal years ended February 2, 2002, and February 3, 2001, respectively. As of February 2, 2002, 125,000 of these options have been exercised and 250,000 have been cancelled.

Aggregate Stock Option Activity

As of February 2, 2002, 3,625,613 nonqualified options are outstanding at a weighted average exercise price of $7.32 per share, and 878,303 remain available for future grants. Of the options outstanding, 2,083,844 options are exercisable.

Stock option activity for the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000, was as follows:

	Fiscal Year Ended February 2, 2002		Fiscal Year Ended February 3, 2001		Fiscal Year Ended January 29, 2000	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding, beginning of period	4,356,079	$ 4.80	3,860,906	$ 2.28	3,611,939	$ 1.34
Granted	963,500	17.67	1,350,000	10.04	893,250	5.45
Exercised	(1,289,890)	4.42	(793,022)	1.51	(615,028)	1.43
Canceled or expired	(404,076)	14.13	(61,805)	4.17	(29,255)	1.05
Outstanding, end of period	3,625,613	7.32	4,356,079	4.80	3,860,906	2.28
Options exercisable, end of period	2,083,844	3.27	2,502,149	2.29	2,303,273	1.57

The following table summarizes information about stock options as of February 2, 2002:

	Options Outstanding			Options Exercisable	
Ranges of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$ 0.72 - $ 4.99	1,402,693	5.25	$ 1.37	1,387,691	$ 1.33
$ 5.00 - $ 9.99	1,248,920	7.78	5.95	650,153	6.14
$10.00 - $19.99	780,000	9.04	16.59	1,000	14.86
$20.00 - $34.75	194,000	9.38	21.81	45,000	21.60
	3,625,613	7.16	7.32	2,083,844	3.27

Employee Stock Purchase Plan

The Board adopted a noncompensatory employee stock purchase plan (ESPP), which became effective upon the consummation of the Company's initial public offering on April 1, 1993. Under the ESPP, all employees are given the right to purchase up to 800 shares of the common stock of the Company two times a year at a price equal to 85 percent of the value of the stock immediately prior to the beginning of each exercise period. During the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000, approximately 130,000, 41,000 and 156,000 shares, respectively, were purchased under the ESPP. The Company recognized no compensation expense for the issuance of these shares.

SFAS No. 123, "Accounting for Stock-Based Compensation"

The Company accounts for its stock-based compensation plans under APB 25. The FASB later issued SFAS 123. SFAS 123 allows companies to continue following the accounting guidance of APB 25, but requires pro forma disclosure of net income and EPS for the effects on compensation expense had the accounting guidance of SFAS 123 been adopted. The pro forma disclosures are required only for options granted in fiscal years that begin after December 15, 1994.

For SFAS 123 purposes, the fair value of each option granted has been estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.1, 6.3 and 6.2 percent for the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000, respectively, expected life of seven years, no expected dividends, and expected volatility of 73, 74 and 67 percent for the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000, respectively. The weighted average fair value of options granted during the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000, was $17.67, $8.17 and $5.45, respectively. Options granted under the 1992 Plan and 1993 Plan generally vest ratably over three years. All other options were either exercisable after six months or vested ratably over three years. The term of all options granted is 10 years. Had compensation expense been determined consistent with SFAS 123, utilizing the assumptions detailed above, the Company's net income and net income per common and common equivalent shares outstanding would have been changed to the following pro forma amounts for the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000:

	Fiscal Year Ended February 2, 2002	Fiscal Year Ended February 3, 2001	Fiscal Year Ended January 29, 2000
Net income:			
As reported	$42,187,031	$28,378,619	$15,489,380
Pro forma	37,372,941	26,382,313	14,451,495
Net income per common share – basic:			
As reported	$ 1.05	$ .73	$ .41
Pro forma	.93	.68	.38
Net income per common and common equivalent share – diluted:			
As reported	$ 1.01	$ .69	$ .39
Pro forma	.85	.61	.34

10. EMPLOYEE BENEFIT PLAN:

The Company has a defined contribution employee benefit plan (the Plan) covering substantially all employees. Employees' rights to Company-contributed benefits vest over two to six years of service, as specified in the Plan. Under the Plan, employees may contribute up to 20 percent of their annual compensation, subject to certain statutory limitations. The Company has elected to match employee contributions at 33 1/3 percent on the first 6 percent of the employees' contributions and can elect to make additional contributions over and above the mandatory match. For the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000, the Company's costs under the Plan were approximately $425,000, $283,000 and $276,000, respectively.



11. SUBSEQUENT EVENTS:

During the fiscal year ending February 1, 2003, the Company acquired 52 acres of land with an existing distribution center of approximately 202,000 square feet and existing office space of approximately 31,000 square feet. The cost of this acquisition was $7.2 million and it is anticipated that the Company will need to incur additional costs during the fiscal year ending February 1, 2003, of between $2.5 million and $4.5 million to equip and modify this facility. It is anticipated that this new facility will fully replace the existing distribution center in Fort Myers, Florida, by the first quarter of the fiscal year ending January 31, 2004. In order to secure the benefits of various governmental incentives with respect to the new distribution facility, the Company entered into a transaction with the local developmental authority involving a fully prepaid long-term lease and a nominally priced re-purchase option exercisable by the Company at any time. Although the Company's interest in its new distribution facility in Georgia is documented as a long-term lease with a favorable continuing purchase option, the acquisition was funded, and the equipping and modification of this facility will be funded, out of the Company's available cash resources and the Company's interest in the property will be reported as an asset in the Company's balance sheet.

The Company's Board adopted the Chico's FAS, Inc. Deferred Compensation Plan (the Deferred Compensation Plan), effective April 1, 2002. Under the Deferred Compensation Plan, certain members of management and other highly compensated employees are eligible to defer a portion of their compensation and to invest the compensation deferral as provided by a Deferred Compensation Plan committee. The Board has the discretion to contribute amounts, on behalf of the Company, to the individual deferral accounts of participating employees.

The Company's 2002 Employee Stock Purchase Plan (the 2002 ESPP) was adopted by the Board on February 18, 2002. The 2002 ESPP replaces the Company's 1993 ESPP, which has essentially no additional shares remaining available thereunder and was set to expire by its terms in 2002. Upon the approval of the 2002 ESPP by the stockholders at the Company's 2002 annual meeting of stockholders, the 1993 ESPP will be considered to have terminated.

The Board approved the Chico's FAS, Inc. Omnibus Stock and Incentive Plan (the Omnibus Plan) in April 2002, subject to stockholder approval at the Company's 2002 annual meeting of stockholders. The Omnibus Plan provides for awards of nonqualified stock options, incentive stock options, restricted stock awards and restricted stock units. If the Omnibus Plan is approved by the Company's stockholders, no new grants will thereafter be made under the Company's existing 1992 Plan, 1993 Plan or Independent Directors' Plan, and such existing plans will remain in effect only for purposes of administering options that are outstanding thereunder on the date the Omnibus Plan is approved by the Company's stockholders.

12. QUARTERLY RESULTS OF OPERATIONS (Unaudited):

	Net Sales	Gross Profit	Net Income	Net Income Per Common Share – Basic	Net Income Per Common and Common Equivalent Share – Diluted
Fiscal year ended January 29, 2000:					
First quarter	$ 36,424,981	$ 21,524,358	$ 4,216,453	$ .11	$ .11
Second quarter	36,771,293	21,276,944	3,946,666	.10	.10
Third quarter	40,008,995	23,408,317	4,078,309	.11	.10
Fourth quarter	41,797,012	23,842,732	3,247,952	.09	.08
Fiscal year ended February 3, 2001:					
First quarter	$ 56,692,814	$ 33,928,820	$ 7,475,922	$ .19	$ .19
Second quarter	60,638,316	34,994,364	7,377,426	.19	.18
Third quarter	68,990,473	40,669,142	7,820,096	.20	.19
Fourth quarter	73,124,293	41,182,993	5,705,175	.15	.13
Fiscal year ended February 2, 2002:					
First quarter	$ 93,233,012	$ 56,291,716	$ 12,379,128	$ .31	$ .30
Second quarter	89,492,217	53,684,549	11,090,613	.28	.27
Third quarter	93,978,124	55,542,287	8,899,660	.22	.21
Fourth quarter	101,381,987	58,629,209	9,817,630	.24	.23



reports on form 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be sent to any shareholder without charge upon written request to Investor Relations at the current mailing address or website address below:

Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, Florida 33912
Website: www.chicos.com

Transfer Agent and Registrar:
The Registrar and
Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Legal Counsel:
Trenam, Kemker, Scharf,
Barkin, Frye, O'Neill & Mullis
Tampa, Florida 33602

Independent Certified
Public Accountants:
Arthur Andersen LLP
Tampa, Florida 33602

Investor Relations:
11215 Metro Parkway
Fort Myers, Florida 33912
(877) 424-4267





Annual Shareholders' Meeting:
Tuesday, June 25, 2002 at 2 p.m.
Sanibel Harbour Resort
Fort Myers, Florida 33908

Executive Officers

Marvin J. Gralnick
Chief Executive Officer

Helene B. Gralnick
Senior Vice President-
Design & Concept

Scott A. Edmonds
President
Chief Operating Officer

Charles J. Kleman
Chief Financial Officer
Executive Vice President-
Finance
Secretary/Treasurer

Patricia A. Murphy
Senior Vice President-
General Merchandise
Manager

Mori C. MacKenzie
Senior Vice President-
Stores

James P. Frain
Vice President-Marketing

Ajit Patel
Vice President-
Chief Information Officer

Directors

Marvin J. Gralnick
Chairman of the Board

Helene B. Gralnick
Senior Vice President-
Design & Concept

Charles J. Kleman
Chief Financial Officer
Executive Vice President-Finance
Secretary/Treasurer

Verna K. Gibson
Retailing Consultant

Ross E. Roeder
Chairman and Chief Executive
Officer-Smart & Final, Inc.

John W. Burden
Retailing Consultant



    

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Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, Florida 33912
p. 239.277.6200
f. 239.277.5237
1.888.855.4986
www.chicos.com



